UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the plan year ended December 31, 2008

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 0-6645

A.    Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

THE MANITOWOC COMPANY, INC. 401(k) RETIREMENT PLAN

B.             Name of the issuer of securities held pursuant to the plan and the address of it’s principal executive office:

THE MANITOWOC COMPANY, INC.
2400 South 44th Street
Manitowoc, WI  54220

REQUIRED INFORMATION

The following financial statement and schedules of The Manitowoc Company, Inc. 401(k) Retirement Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Manitowoc, Wisconsin

Financial Statements and Supplemental Schedule

Years Ended December 31, 2008 and 2007

The Manitowoc Company, Inc.

401(k) Retirement Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

Plan Administrator

The Manitowoc Company, Inc.

401(k) Retirement Plan

Manitowoc, Wisconsin

We have audited the accompanying statements of net assets available for benefits of The Manitowoc Company, Inc. 401(k) Retirement Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Manitowoc Company, Inc. 401(k) Retirement Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

June 25, 2009

Appleton, Wisconsin

The Manitowoc Company, Inc.

401(k) Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007

Assets

Investments:
Interest in The Manitowoc Company, Inc. Employees’ Profit
Sharing Trust, at fair value	$238,821,650	$375,195,436
Participant loans	3,943,706	4,108,785

Total investments	242,765,356	379,304,221

Receivables:
Employer contributions	12,405,131	11,069,195
Interest	112,679	83,977

Total receivables	12,517,810	11,153,172

Total assets	255,283,166	390,457,393

Liabilities

Pending distributions payable	128,350	199,097

Net assets available for benefits, at fair value	255,154,816	390,258,296

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,788,210	663,709

Net assets available for benefits	$258,943,026	$390,922,005

See accompanying notes to financial statements.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2008 and 2007

	2008	2007

Additions to net assets attributed to:
Investment income:
Interest in net appreciation in fair value of The Manitowoc Company, Inc. Employees’ Profit Sharing Trust	$0	$56,550,879
Interest on participant loans	322,051	299,716

Total investment income	322,051	56,850,595

Contributions:
Participant	13,785,061	12,661,904
Employer	21,580,181	19,452,953
Rollover	1,053,921	1,412,815

Total contributions	36,419,163	33,527,672

Transfers from other plans	138,763	858,773

Total additions	36,879,977	91,237,040

Deductions from net assets attributed to:
Investment loss - Interest in net depreciation in fair value of The Manitowoc Company, Inc. Employees’ Profit Sharing Trust	146,362,443	0
Benefits paid to participants	21,908,984	26,140,101
Corrective distributions	0	68,331
Plan administrative expenses	587,529	483,637

Total deductions	168,858,956	26,692,069

Net additions (deductions)	(131,978,979)	64,544,971
Net assets available for benefits at beginning	390,922,005	326,377,034

Net assets available for benefits at end	$258,943,026	$390,922,005

See accompanying notes to financial statements.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 1                                                           Plan Description

The following description of The Manitowoc Company, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing plan covering substantially all salaried and nonunion hourly employees of participating companies of The Manitowoc Company, Inc. (the “Company”) who are scheduled to complete 1,000 hours of service within a 12-month period.  Participating companies include the Company and all subsidiaries and affiliates of the Company, as defined in the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Employees are automatically entered into the Plan after eligibility, with a deferral of 3% of their compensation.  For employees becoming eligible after January 1, 2009, the automatic deferral will increase from 3% to 4%.  Participants may elect to change this deferral from 0% to 75% of eligible compensation up to a maximum contribution allowable under the Internal Revenue Code.  Participant contributions are not required.  The plan allows direct rollovers from other qualified plans.  Rollovers are not matched.  The Company makes matching contributions equal to 100% of the employee’s contribution (up to 4% of compensation), plus 50% of the employee’s contributions (up to the next 4% of compensation).  Profit sharing contributions to the Plan are made by the Company based upon a predetermined formula defined in the plan document.  The contribution is based upon Company profitability and is allocated to eligible participants based upon a formula that considers fixed and variable contributions.  The variable portion is based on the proportion of a participant’s compensation for all participants.  Total annual contributions to a participant’s account are limited to the lesser of 100% of the participant’s compensation for the year or the maximum contribution allowable under the Internal Revenue Code.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 1                                                           Plan Description (Continued)

Participants’ Accounts

All investments in participants’ accounts are participant-directed.  The Plan allows participants to select from a variety of investment options including a money market fund, equity funds, and fixed income funds.  The Plan also allows participants to purchase The Manitowoc Company, Inc. common stock.

Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of plan earnings/losses and is reduced for withdrawals and an allocation of investment expenses (based on account balances and participant investment elections).  Plan earnings/losses are determined and credited to each participant’s account on a daily basis in accordance with the proportion of the participant’s account to all accounts.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Plan Benefits

Plan benefits are available at normal retirement (age 65), disability retirement, death, and termination of employment with vested interests.  Benefits are payable in one lump sum, equal installments over a period of years, or an insurance company single premium nontransferable annuity contract.  Distributions may be made as soon as administratively feasible.

Vesting

All employee contributions and employer matching contributions and related earnings are 100% vested immediately.  Participants vest in the Company’s profit sharing contributions at the rate of 20% per year, with the participant becoming fully vested after five years of service.  Participants who leave the Company because of normal retirement, disability, or death are considered to be 100% vested.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, excluding the portion of the account balance relating to the Company’s profit sharing or match contributions.  The loans are secured by the balance in the participant’s account and bear interest at prime plus 1%.  Interest rates on existing loans range from 4.25% to 10.25%.  Loans are repaid through payroll deductions over a period not to exceed five years.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 1                                                           Plan Description (Continued)

Expenses of the Plan

Administrative expenses of the Plan are paid from the assets of The Manitowoc Company, Inc. Employees’ Profit Sharing Trust (the “Master Trust”).

Forfeitures

Plan forfeitures arise as a result of participants who terminate service with the Company before becoming 100% vested in the Company’s contribution.  These forfeitures are used to offset future employer contributions.  At December 31, 2008 and 2007, forfeited nonvested accounts totaled $734,826 and $726,842, respectively.

Transfers From Other Plans

The Plan and the Company allow participants to transfer account balances between other plans sponsored by the Company when they transfer to a new division or their job status changes (i.e., union versus nonunion).

Plan Termination

The employer intends to continue the Plan indefinitely; however, the employer reserves the right to terminate the Plan at any time.  In the event of termination, all amounts credited to participants’ accounts shall become 100% vested and distributed to participants in accordance with the Plan’s provisions.

Note 2                                                           Summary of Significant Accounting Policies

Method of Accounting

The financial statements of The Manitowoc Company, Inc. 401(k) Retirement Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 2                                                           Summary of Significant Accounting Policies (Continued)

Method of Accounting (Continued)

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statements of changes in net assets available for benefits are prepared on a contract value basis.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that directly affect the results of certain reported amounts and disclosures.  Actual results may differ from these estimates.

Investments

The Plan’s investments are commingled with other plans of The Manitowoc Company, Inc. in the Master Trust.  Upon enrollment in the Plan, a participant may direct contributions in 1% increments in any of the defined investment options.

The Plan’s investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation and depreciation include the Plan’s gains and losses on investments bought and sold, as well as held during the year.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 2                                                           Summary of Significant Accounting Policies (Continued)

Pending Distributions Payable

Pending distributions payable on the statements of net assets available for benefits includes distributions requested prior to year-end, but completed subsequent to year-end.  Pending distributions payable also includes corrective distributions made in 2008 relating to 2007 contributions.

Adoption of New Accounting Standard

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, which establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  Effective January 1, 2008, the Plan adopted SFAS No. 157.  SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.  Adoption of SFAS No. 157 did not have a material impact on the Plan’s financial statements.  The related disclosures are included in Note 4.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 3                                                           Investments in the Master Trust

The Plan’s allocated share of the Master Trust’s net assets and investment activities is based upon the total of each participant’s share of the Master Trust.  The percentage of the Plan’s assets to the total assets of the Master Trust is 69% and 67% as of December 31, 2008 and 2007, respectively.  The Plan’s approximate allocated share of the net assets of each fund in the Master Trust at December 31 was:

	2008	2007

American Beacon International Equity Fund	75%	70%
American Beacon Large-Cap Value Fund	66%	*
American EuroPacific Fund	82%	*
Columbia Acorn Fund	77%	72%
Fed MDT Small-Cap Growth Fund	54%	*
Fidelity Managed Income Portfolio II	63%	60%
Harbor Mid-Cap Growth Fund	84%	*
Hotchkis & Wiley Large-Cap Value Fund	*	62%
Janus Growth & Income Fund	64%	62%
JPMorgan Mid-Cap Growth Fund	*	82%
Loan Fund	98%	98%
Manitowoc Aggressive Growth Fund	65%	65%
Manitowoc Company Stock Fund	59%	65%
Manitowoc Conservative Growth Fund	82%	78%
Manitowoc Moderate Growth Fund	80%	78%
Marshall International Stock Fund	*	80%
Marshall Prime Money Market Fund	66%	*
PIMCO Funds Total Return Fund	86%	86%
Riversource Mid-Cap Value Fund	80%	*
T. Rowe Price Mid-Cap Value Fund	*	75%
Vanguard Institutional Index Fund	84%	84%
Wells Fargo Advantage Small-Cap Disciplined Fund	63%	60%

*Fund not held at year-end.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 3                                                           Investments in the Master Trust (Continued)

Net assets held by the Master Trust at December 31 are as follows:

	2008	2007

Investments with fair value determined by quoted market price:
Common/collective trusts	$186,628,046	$196,383,461
Mutual funds	111,426,948	181,789,941
Investments in The Manitowoc Company, Inc. common stock	45,436,677	171,590,886

Total investments with fair value determined by quoted market price	343,491,671	549,764,288

Investments at cost:
Participant loans	4,030,446	4,193,794
Cash	7,706,132	6,131,671

Net assets of the Master Trust	$355,228,249	$560,089,753

Investment income (loss) of the Master Trust is as follows:

	2008	2007

Investment income (loss):
Interest and dividends	$3,513,293	$3,879,583
Net appreciation (depreciation) in fair value of investments	(221,788,435)	78,908,023

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 3                                                           Investments in the Master Trust (Continued)

During 2008 and 2007, the Master Trust’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007

Common/collective trusts	$(8,668,676)	$9,466,516
Mutual funds	(62,053,961)	4,240,409
Investments in The Manitowoc Company, Inc. common stock	(151,065,798)	65,201,098

Net appreciation (depreciation)	$(221,788,435)	$78,908,023

Investments that represent 5% or more of the Master Trust’s net assets as of December 31 are as follows:

	2008	2007

Manitowoc Moderate Growth Fund	$37,252,687	$44,378,107
The Manitowoc Company, Inc. Common Stock	45,436,677	171,590,886
Fidelity Managed Income Portfolio II	139,398,942	138,434,339
Wells Fargo Advantage Small-Cap Disciplined Fund	*	31,161,783
PIMCO Funds Total Return Fund	26,921,472	*

*Investment was not greater than 5% of the Master Trust’s net assets.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 4                    Fair Value Measurements

As discussed in Note 2, “Adoption of New Accounting Standard”, the Plan adopted SFAS No. 157, effective January 1, 2008.  That framework provides a fair value hierarchy which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under SFAS No. 157 are described as follows:

Level 1           Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2           Inputs to the valuation methodology include:

•      Quoted prices for similar assets or liabilities in active markets.

•      Quoted prices for identical or similar assets or liabilities in inactive markets.

•      Inputs other than quoted prices that are observable for the asset or liability.

•      Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3           Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 4                    Fair Value Measurements (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value.

Common/collective trusts:  Valued at the net asset value (NAV) of shares held by the plan at year-end, provided by the administrator of the fund.  The NAV is based on the value of the underlying assets of the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.  The Fidelity Managed Income Portfolio II is a common/collective trust which holds a guaranteed investment contract.  The guaranteed investment contract is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer.

The Manitowoc Company, Inc. common stock:  Valued at the closing price reported on the active market in which the individual security is traded.

Mutual funds:  Valued at the NAV of shares held by the plan at year-end.

Participant loans:  Valued at amortized cost, which approximates fair value.

Money market funds:  Valued using $1 for the NAV.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 4                    Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Common/collective trusts	$0	$46,817,706	$0	$46,817,706
The Manitowoc Company, Inc. common stock	45,436,677	0	0	45,436,677
Mutual funds	111,314,269	0	0	111,314,269
Participant loans	0	0	4,030,446	4,030,446
Guaranteed investment contract	0	0	133,903,990	133,903,990
Money market funds	0	7,706,132	0	7,706,132

Total assets at fair value	$156,750,946	$54,523,838	$137,934,436	$349,209,220

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Master Trust’s Level 3 assets for the year ended December 31, 2008:

	Guaranteed Investment Contract	Participant Loans

Balance, beginning of year	$136,345,327	$4,193,794
Realized losses	(598,128)	0
Unrealized losses relating to instruments still held at the reporting date	(508,174)	0
Purchases, sales, issuances, and settlements (net)	(1,335,035)	(163,348)

Balance, end of year	$133,903,990	$4,030,446

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 5                    Investment Contract

The Plan has entered into a benefit-responsive investment contract with Marshall & Ilsley Trust Company N.A. (M & I).  M & I maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.  Contract value, as reported to the Plan by M & I, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value; however, the investment contract is subject to certain restrictions which may impact the Plan’s ability to fully realize the investment contract’s value under certain conditions.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on a formula agreed upon with the issuer.  Such interest rates are reviewed on a quarterly basis for resetting.  There are no guarantees or limitation on the contract at December 31, 2008 and 2007.

	2008	2007

Average yields:
Based on actual earnings	3.99%	4.67%
Based on interest rate credited to participants	3.46%	4.73%

Note 6                    Party-in-Interest Transactions

Transactions involving The Manitowoc Company, Inc. common stock are considered party-in-interest transactions.  These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

Certain plan investments are common/collective trust funds and guaranteed investment contracts managed by M & I.  M & I is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Manitowoc Company, Inc.

401(k) Retirement Plan

Notes to Financial Statements

Note 7                    Tax-Exempt Status of the Plan

On June 2, 2004, the Internal Revenue Service declared that the Plan is qualified pursuant to Section 401 of the Internal Revenue Code.  Plan management believes any amendments and events since the effective date of the last Internal Revenue Service determination letter do not affect the qualified status of the Plan.  Accordingly, the Plan is exempt from federal and state income taxes under current provisions of their respective laws.

Note 8                    Corrective Distributions

Contributions in excess of IRS limits have been refunded to participants and are shown as corrective distributions on the statements of changes in net assets available for benefits.  Corrective distributions totaled $0 and $68,331 at December 31, 2008 and 2007, respectively.

Note 9                    Risks and Uncertainties

The Master Trust’s investments are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 10                  Subsequent Event

In January 2009, the Company sold one of its wholly owned subsidiaries.  Approximately 400 participant balances with net assets totaling approximately $25,871,000 were transferred out of the Plan related to the sale.

Note 11                  Reclassifications

Certain reclassifications have been made to the 2007 financial statements to conform to the 2008 classifications.

Supplemental Schedule

The Manitowoc Company, Inc.

401(k) Retirement Plan

Plan’s EIN #39-0448110  Plan #001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of Issue,	Description of Investment Including Maturity
Borrower, Lessor,	Date, Rate of Interest, Collateral, Par, or		Current
or Similar Party	Maturity Value	Cost	Value

Participant loans*	Due dates range from 1 to 5 years - Interest rates range from 4.25% to 10.25%		$3,943,706

*Denotes party-in-interest

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manitowoc, and State of Wisconsin, on the 29th day of June, 2009.

THE MANITOWOC COMPANY, INC. 401(k) RETIREMENT PLAN

/s/ Glen E. Tellock
Glen E. Tellock President and Chief Executive Officer

/s/ Carl J. Laurino
Carl Laurino Senior Vice President and Chief Financial Officer

/s/ Thomas Musial
Thomas Musial Senior Vice President of Human Resources and Administration

EXHIBIT INDEX

Exhibit No.	Description	Filed Herewith

23.1	Consent of WIPFLI LLP	X